UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THORNBURG MORTGAGE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

885218800

(CUSIP Number)

Robert H. Weiss

General Counsel

MatlinPatterson Global Advisers LLC

520 Madison Avenue, 35th Floor

New York, New York 10022

Telephone:  (212) 230-9487

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885218800

1.	Name of Reporting Person
MP TMA L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 93,046,981 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 93,046,981 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,046,981 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.3% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MP TMA (Cayman) L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,715,310 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 27,715,310 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,715,310 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Partners III LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Opportunities Partners III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 93,046,981 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 93,046,981 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,046,981 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 18.3% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Opportunities Partners (Cayman) III L.P.

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,715,310 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,715,310 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,715,310 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 5.4% (See Item 5)

14.	Type of Reporting Person PN

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Global Advisers LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person IA

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson Asset Management LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
MatlinPatterson LLC

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ] (See Introduction on Schedule 13D)

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person HC

CUSIP No. 885218800

1.	Name of Reporting Person
David J. Matlin

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person IN

CUSIP No. 885218800

1.	Name of Reporting Person
Mark R. Patterson

2.	Check the Appropriate Box if a Member of a Group
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds AF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 120,762,291 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 120,762,291 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,762,291 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (11) 23.7% (See Item 5)

14.	Type of Reporting Person IN

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 13D supplements and amends the Statement on Schedule 13D of (i) MP TMA L.P. (“MP TMA”), (ii) MP TMA (Cayman) L.P. (“MP TMA (Cayman)”), (iii) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), (iv) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), (v) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)”), (vi) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), (vii) MatlinPatterson Asset Management LLC (“Matlin Asset Management”), (viii) MatlinPatterson LLC (“MatlinPatterson”), (ix) David J. Matlin and (x) Mark R. Patterson originally filed on December 8, 2008, as amended by Amendment No. 1 thereto filed on December 24, 2008 (the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Thornburg Mortgage, Inc. (the “Issuer”).  MP TMA, MP TMA (Cayman), Matlin Global Partners, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson are collectively referred to in this Amendment No. 2 as the “Reporting Persons” and each is a “Reporting Person.”  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D.  Capitalized terms defined in the Schedule 13D are used herein with their defined meanings.

Item 4.

Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Effective March 12, 2009, David J. Matlin and Mark R. Patterson each resigned as a director of the Issuer.  Messrs. Matlin and Patterson were initially appointed as directors of the Issuer, effective April 22, 2008, pursuant to rights granted to the MP Entities in the Warrant Agreement.  At this time the MP Entities have not designated any replacement directors.  The MP Entities retain the right to designate up to three directors at any time during which they meet the relevant ownership requirement.  The resignations of Messrs. Matlin and Patterson were not due to any disagreement with the Issuer or other members of the board of directors of the Issuer.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by the following:

(a)-(b)  On December 29, 2008, the Issuer recalculated the cashless exercise price applicable to the Additional Warrants previously held by TMA Ltd. based on a market value of $0.175 per share rather than the $0.17 per share market value that was incorrectly used to calculate the cashless exercise price on December 23, 2008--the date on which TMA Ltd. exercised on a cashless basis the Additional Warrants it held. As a result of such recalculation, MP TMA and MP TMA (Cayman), which acquired in the Reorganization the shares of Common Stock initially received by TMA Ltd. on its exercise of the Additional Warrants, were issued an additional 154,469 and 46,010 shares of Common Stock, respectively. As of the date hereof, MP TMA was the direct owner of 93,046,981 shares of Common Stock and MP TMA (Cayman) was the direct owner of 27,715,310 shares of Common Stock.

Based on information reported by the Issuer in the Current Report on Form 8-K filed on February 20, 2009, 508,739,904 shares of Common Stock were outstanding as of February 18,

2009.  Based on the foregoing information, as of the date hereof, (i) MP TMA holds 93,046,981 shares of Common Stock and may be deemed to beneficially own 18.3% of the outstanding shares of Common Stock, (ii) MP TMA (Cayman) holds 27,715,310 shares of Common Stock and may be deemed to beneficially own 5.4% of the outstanding shares of Common Stock and (iii) each of Matlin Global Partners, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Asset Management, MatlinPatterson, David J. Matlin and Mark R. Patterson may be deemed to have voting and investment power over the aggregate number of 120,762,291 shares of Common Stock held by MP TMA and MP TMA (Cayman) and may be deemed to beneficially own 23.7% of the outstanding shares of Common Stock.

Assuming exercise of all outstanding warrants (based on the Issuer’s Prospectus Supplement dated January 9, 2009 to the Prospectus dated July 30, 2008), 120,762,291 shares of Common Stock would represent approximately 22.7% of the shares of Common Stock on a fully-diluted basis.

Matlin Partners (Delaware) holds 100 percent of the ownership interests in MP TMA. Matlin Partners (Cayman) holds 100 percent of the ownership interests in MP TMA (Cayman). Matlin Global Partners is the general partner of each of Matlin Partners (Delaware), Matlin Partners (Cayman), MP TMA and MP TMA (Cayman) and, as a result, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Advisers, as the investment adviser of each of Matlin Partners (Delaware), Matlin Partners (Cayman), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  Matlin Asset Management holds 100 percent of the voting interest in and equity of Matlin Advisers and holds 100 percent of the voting interest in Matlin Global Partners.  MatlinPatterson holds 100 percent of the equity of Matlin Asset Management.  Each of Matlin Asset Management, as the sole member of Matlin Advisers and a holder of 100% of the voting interest in Matlin Global Partners, MatlinPatterson, as the sole member of Matlin Asset Management, and Messrs. Matlin and Patterson (each of whom is a holder of 50 percent of the membership interests in MatlinPatterson), has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the shares of Common Stock beneficially owned by MP TMA and MP TMA (Cayman).  As a result, each of Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson and Messrs. Matlin and Patterson may be deemed to beneficially own the shares of Common Stock directly owned by MP TMA and MP TMA (Cayman).  Each of the Reporting Persons disclaims beneficial ownership of the shares held by MP TMA L.P. and MP TMA (Cayman) L.P., and the inclusion of these shares in the Schedule 13D and this Amendment No. 2 shall not be construed as an admission that any such person is, for the purposes Section 13(d) of the Exchange Act, or for any other purpose, the beneficial owner of any securities included herein.

The information set forth or incorporated by reference into Items 2 and 4 is hereby incorporated by reference herein.

(c)  Except as disclosed in the Schedule 13D and this Amendment No. 2, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Items 2, 3, 4 and 5 is hereby incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  March __, 2009

Signatures:	MP TMA L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person
MP TMA (CAYMAN) L.P. By: MATLINPATTERSON GLOBAL PARTNERS III LLC, its General Partner By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person
MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss______________________ Name: Robert H. Weiss Title: Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P.

By:    MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Robert H. Weiss______________________

Name:  Robert H. Weiss

Title:  Authorized Person

MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P.

By:    MATLINPATTERSON GLOBAL ADVISERS LLC, its Investment Adviser

By:

/s/ Robert H. Weiss______________________

Name:  Robert H. Weiss

Title:  Authorized Person

MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Chief Executive Officer Name: Robert H. Weiss Title: attorney-in-fact
MATLINPATTERSON ASSET MANAGEMENT LLC By: MATLINPATTERSON LLC, its Manager By: /s/ Robert H. Weiss, as-attorney-in fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact
MATLINPATTERSON LLC By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin, Member Name: Robert H. Weiss Title: attorney-in-fact
DAVID J. MATLIN By: /s/ Robert H. Weiss, as attorney-in-fact for David J. Matlin Name: Robert H. Weiss Title: attorney-in-fact

MARK R. PATTERSON By: /s/ Robert H. Weiss, as attorney-in-fact for Mark R. Patterson Name: Robert H. Weiss Title: attorney-in-fact